Exhibit 3.1

AMENDMENT TO THE

AMENDED AND RESTATED BYLAWS OF

RA MEDICAL SYSTEMS, INC.

The Amended and Restated Bylaws (the “Bylaws”) of Ra Medical Systems, Inc. (the “Company”), adopted by the Board of Directors of the Company (the “Board”) are hereby amended (the “Amendment”) as follows:

1.	The first sentence of Section 2.6 (Quorum) of the Bylaws is amended and restated in its entirety to read as follows:

“The holders of one-third (1/3rd) of the voting power of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.”

2.	The first sentence of the third paragraph of Section 2.9 (Voting) of the Bylaws is amended and restated in its entirety to read as follows:

“Except as otherwise provided by law, the certificate of incorporation, these bylaws or the rules of any applicable stock exchange, in all matters other than the election of directors, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and casting votes affirmatively or negatively on the subject matter shall be the act of the stockholders.”

Except as expressly modified hereby, the Bylaws and all of the provisions contained therein shall remain in full force and effect.  The Amendment and the Bylaws shall be read and construed together as a single instrument.  To the extent of any inconsistency between the terms contained in the Bylaws and the Amendment, the terms of the Amendment shall control.  Any reference in any document or agreement to the Bylaws shall include the Amendment and shall refer to the Bylaws as amended by the Amendment.

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